David L. Gluck is the Producer and General Manager of *The Speakeasy*. From 2006 to 2008, Mr. Gluck worked for the Broadway producing and general management company, National Artists Management Company, and served as the Associate General Manager for the London production of the long-running Tony Award- and Olivier Award-winning revival of the musical *Chicago*. In this capacity, he was the senior NAMCo executive in the United Kingdom, with responsibility for contracts, finance, marketing, and operations. From 2012 to 2013, Mr. Gluck served as Producer and General Manager for Boxcar Theatre's production of *Hedwig and the Angry Inch*, which ran for 143 performances and realized a profit. He served as Producer and/or General Manager for the independent commercial productions of *The Fourth Messenger* (2013), *Man of Rock* (2011 New York Musical Theatre Festival), *The Bright River* (2009-10) and Tracy Letts' *Killer Joe* (2006). From 2002-2005, he served as Managing Director of the Magic Theatre, during which time he produced 21 world- and West Coast-premiers. Mr. Gluck has consulted with dozens of Bay Area nonprofit arts organizations on strategic planning, fundraising, and finance, and currently serves as President of Theater Bay Area (TBA), the nation's largest regional theatre service organization. He has previously served as treasurer of the San Francisco Arts Democratic Club, and was appointed by the San Francisco Board of Supervisors to the city's Arts Task Force in 2005. Mr. Gluck received an MBA in Arts Management from UCLA Anderson and a BA from Princeton University.